CUSIP No. 460981301	13D/A	Page 1 of 9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
 (Amendment No. 7)*
Under the Securities Exchange Act of 1934

Intersections Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

460981301
(CUSIP Number)

100 Wall Street, 19th Floor
New York, NY 10005
Attn: Bruce Lev
(212) 483-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2019
(Date of Event which Requires Filing of this Statement)
 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460981301	13D/A	Page 2 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Loeb Holding Corporation 13-2870509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 460981301	13D/A	Page 3 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 460981301	13D/A	Page 4 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ann Kempner, co-executor of the Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 460981301	13D/A	Page 5 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bruce Lev, co-executor of the Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 460981301	13D/A	Page 6 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Melvin Epstein, co-executor of the Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 460981301	13D/A	Page 7 of 9

Explanatory Note:  This filing constitutes Amendment No. 7 (the "Amendment") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 25, 2015 (the "Original Schedule 13D") by Loeb Holding Corp. ("LHC") and Thomas L. Kempner, as amended by Amendment No. 1 filed on January 19, 2016, Amendment No. 2 filed on October 28, 2016, Amendment No. 3 filed on December 1, 2016, Amendment No. 4 filed on October 31, 2018, Amendment No. 5 filed on November 6, 2018 and Amendment No. 6 filed on January 9, 2019 (collectively, as amended, the "Schedule 13D").  This Amendment is being filed as a result of the Reporting Persons' disposition of certain shares of Common Stock in the Offer described in the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Except as described herein, the information contained in the Schedule 13D has not been updated or amended.
Item 5.  Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)‒(c)
On January 11, 2019, immediately prior to the effective time of the Merger, LHC's Notes automatically converted into 1,324,009 shares of Common Stock.
In accordance with the terms of the LHC Rollover Agreement, LHC contributed and assigned the Rollover Shares, which consisted of 8,803,640 shares of the Issuer's Common Stock owned by LHC, to Newco in exchange for equity interests in Newco, immediately after the Offer was consummated.  The 8,803,640 Rollover Shares consist of (1) 7,479,631 shares of Common Stock held by LHC and (2) 1,324,009 shares of Common Stock issued to LHC upon the automatic conversion of LHC's Notes, as further described in Item 5 of this Amendment and in Item 4 of the Schedule 13D.  All such Rollover Shares were contributed and assigned to the offeror on January 11, 2019.  In accordance with the terms of the Merger Agreement and the Offer, 485 shares of Common Stock owned by LHC (the "Cancelled Shares") were cancelled and converted into the right to receive an amount equal to the Offer Price (as defined in the Offer), in cash, without interest, subject to any withholding of taxes required by applicable law.  As a result of the foregoing, LHC no longer beneficially owns any shares of Common Stock.
The Estate does not directly own any shares of Common Stock. The Estate is the beneficial owner of 62.878% of the voting stock of LHC and as a result, indirect beneficial ownership of shares of Common Stock beneficially owned by LHC may be attributable to the Estate. As a result of LHC's contribution of the Rollover Shares pursuant to the LHC Rollover Agreement and the cancellation of LHC's Cancelled Shares pursuant to the Merger Agreement and the Offer, the Estate no longer indirectly owns any shares of Common Stock.
Mrs. Kempner does not directly own any shares of Common Stock. Indirect beneficial ownership of shares of Common Stock beneficially owned by the Estate may be attributable to Mrs. Kempner in her capacity as a co-executor of the Estate. As a result of LHC's contribution of the Rollover Shares pursuant to the LHC Rollover Agreement and the cancellation of LHC's Cancelled Shares pursuant to the Merger Agreement and the Offer, Mrs. Kempner no longer indirectly owns any shares of Common Stock.
Mr. Lev does not directly own any shares of Common Stock.  Indirect beneficial ownership of shares of Common Stock beneficially owned by the Estate may be attributable to Mr. Lev in his capacity as a co-executor of the Estate. As a result of LHC's contribution of the Rollover Shares pursuant to the LHC Rollover Agreement and the cancellation of LHC's Cancelled Shares pursuant to the Merger Agreement and the Offer, the Mr. Lev no longer indirectly owns any shares of Common Stock.
Indirect beneficial ownership of shares of Common Stock beneficially owned by the Estate may be attributable to Mr. Epstein in his capacity as a co-executor of the Estate. As a result of LHC's contribution of the Rollover Shares pursuant to the LHC Rollover Agreement and the cancellation of LHC's Cancelled Shares pursuant to the Merger Agreement and the Offer, Mr. Epstein no longer indirectly owns any shares of Common Stock.

CUSIP No. 460981301	13D/A	Page 8 of 9

By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person as indicated above.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the shares of Common Stock referred to herein (other than those shares identified as directly held thereby) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a "group."
(d) Not applicable.
(e) On January 11, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer.  The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, are therefore terminated.

CUSIP No. 460981301	13D/A	Page 9 of 9

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated January 14, 2019
Loeb Holding Corporation

By:	/s/ Bruce L. Lev
	Name:	Bruce L. Lev
	Title:	President and Chief Executive Officer

Estate of Thomas Kempner

By:	/s/ Bruce L. Lev
	Name:	Bruce L. Lev
	Title:	Co-Executor of the Estate of Thomas L. Kempner

By:	/s/ Melvin Epstein
	Name:	Melvin Epstein
	Title:	Co-Executor of the Estate of Thomas L. Kempner

By:	/s/ Ann B Kempner
	Name:	Ann B. Kempner
	Title:	Co-Executor of the Estate of Thomas L. Kempner

/s/ Bruce L. Lev
Bruce L. Lev , as Co-Executor of the Estate of Thomas L. Kempner

/s/ Melvin Epstein
Melvin Epstein, as Co-Executor of the Estate of Thomas L. Kempner

/s/ Ann B Kempner
Ann B. Kempner, as Co-Executor of the Estate of Thomas L. Kempner